

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2009

Mr. Frank T. Smith Jr.
Chief Financial Officer
Dune Energy, Inc.
Two Shell Plaza
777 Walker Street, Suite 2300
Houston, Texas 77002

> **Re: Dune Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 5, 2009**
> **Form 10-Q for the Quarterly Period Ended September 30, 2009**
> **Filed November 3, 2009**
> **File No. 1-32497**

Dear Mr. Smith:

We have completed our review of your 2008 Form 10-K, and do not, at this time, have any further comments.

Sincerely,

Mark C. Shannon
Branch Chief